Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$33,320	$28,433	$79,751	$78,931	$61,731	$68,141	$199,475
Equity in earnings and gains on equity transactions of investees	(5,622)	(21,062)	(43,272)	(6,546)	—	—	(119,423)
Fixed charges before preferred distributions	95,614	92,763	183,433	173,458	180,193	171,459	165,903
Distributions from investees	8,259	7,960	16,119	4,975	—	—	5,387
Capitalized interest	—	—	—	—	—	(489)	(335)
Adjusted Earnings	$131,571	$108,094	$236,031	$250,818	$241,924	$239,111	$251,007

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$95,614	$92,763	$183,433	$173,458	$180,193	$170,970	$165,568
Capitalized interest	—	—	—	—	—	489	335
Preferred distributions	19,339	25,334	47,733	50,668	50,668	60,572	44,692
Combined Fixed Charges and Preferred Distributions	$114,953	$118,097	$231,166	$224,126	$230,861	$232,031	$210,595

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.1x	0.9x	1.0x	1.1x	1.0x	1.0x	1.2x